SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                                      Under

                       THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)


                            TRANS WORLD GAMING CORP.
                                (Name of Issuer)

                           One Penn Plaza, Suite 1503
                          New York, New York 10119-0002

                                  Common Stock
                         (Title of Class of Securities)

                                    893375105
                                 (CUSIP number)*


                                    Copy to:

Christopher P. Baker                      Christopher G. Karras
120 Boylston St.                          Dechert Price & Rhoads
Boston, Massachusetts  02116              4000 Bell Atlantic Tower
(617) 423-1080                            1717 Arch Street
                                          Philadelphia, Pennsylvania 19103-2793
(Name, address and telephone number of
 Person Authorized to Receive Notices
         and Communications)


                                December 10, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------- ---------------------------------------------------------
1)       Name of Reporting Person                 Christopher P. Baker

         SS. Or I.R.S. Identification
         No. of Above Person                      ###-##-####
------------------------------------------------- -----------------------------
------------------------------------------------- -----------------------------
2)       Check the Appropriate Box                (a)
         if a Member of a Group                   (b)
------------------------------------------------- -----------------------------
------------------------------------------------- -----------------------------
3)       SEC Use Only
------------------------------------------------- -----------------------------
------------------------------------------------- -----------------------------
4)       Source of Funds                          00
------------------------------------------------- -----------------------------
------------------------------------------------- -----------------------------
5)       Check Box if Disclosure of
         Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)
------------------------------------------------- -----------------------------
------------------------------------------------- -----------------------------
6) Citizenship or Place of Organization              U.S.A.
-------------------------------------------------
------------------------------------------------- -----------------------------
Number of Shares                                  7)       Sole Voting
Beneficially Owned By Each                                 Power      3,051,037
Reporting Person With                             8)       Shared Voting
                                                           Power          0
                                                  9)       Sole Dispositive
                                                           Power      3,051,037
                                                  10)      Shared Dispositive
                                                           Power          0
------------------------------------------------- -----------------------------
------------------------------------------------- -----------------------------
11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person           3,051,037
------------------------------------------------- -----------------------------
------------------------------------------------- -----------------------------
12)      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares      *
------------------------------------------------- -----------------------------
------------------------------------------------- -----------------------------
13)      Percent of Class Represented
         by Amount in Row (11)                    52.9%
------------------------------------------------- -----------------------------
------------------------------------------------- -----------------------------
14)      Type of Reporting Person                 IN
------------------------------------------------- -----------------------------

------------------------------------------------- -----------------------------
1)       Name of Reporting Person                 C.P. Baker & Company, Ltd.

         SS. Or I.R.S. Identification
         No. of Above Person                      04-3062259
------------------------------------------------- -----------------------------
------------------------------------------------- -----------------------------
2)       Check the Appropriate Box                (a)
         if a Member of a Group                   (b)
------------------------------------------------- -----------------------------
------------------------------------------------- -----------------------------
3)       SEC Use Only
------------------------------------------------- -----------------------------
------------------------------------------------- -----------------------------
4)       Source of Funds                          00
------------------------------------------------- -----------------------------
------------------------------------------------- -----------------------------
5)       Check Box if Disclosure of
         Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)
------------------------------------------------- -----------------------------
------------------------------------------------- -----------------------------
6)       Citizenship or Place of Organization     Massachusetts
-------------------------------------------------
------------------------------------------------- -----------------------------
Number of Shares                                  7)       Sole Voting
Beneficially Owned By Each                                 Power      639,228
Reporting Person With                             8)       Shared Voting
                                                           Power         0
                                                  9)       Sole Dispositive
                                                           Power      639,228
                                                  10)      Shared Dispositive
                                                           Power         0
------------------------------------------------- ------------------------------
------------------------------------------------- ------------------------------
11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person           639,228
------------------------------------------------- ------------------------------
------------------------------------------------- ------------------------------
12)      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares
------------------------------------------------- ------------------------------
------------------------------------------------- ------------------------------
13)      Percent of Class Represented
         by Amount in Row (11)                    17.4%
------------------------------------------------- ------------------------------
------------------------------------------------- ------------------------------
14)      Type of Reporting Person                 CO, BD
------------------------------------------------- ------------------------------

------------------------------------------------- ------------------------------
1)       Name of Reporting Person                 CP Baker LLC

         SS. Or I.R.S. Identification             04-3323325
         No. of Above Person
------------------------------------------------- ------------------------------
------------------------------------------------- ------------------------------
2)       Check the Appropriate Box                (a)
         if a Member of a Group                   (b)
------------------------------------------------- ------------------------------
------------------------------------------------- ------------------------------
3)       SEC Use Only
------------------------------------------------- ------------------------------
------------------------------------------------- ------------------------------
4)       Source of Funds                          00
------------------------------------------------- ------------------------------
------------------------------------------------- ------------------------------
5)       Check Box if Disclosure of
         Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)
------------------------------------------------- ------------------------------
------------------------------------------------- ------------------------------
6)       Citizenship or Place of Organization     Delaware
-------------------------------------------------
------------------------------------------------- ------------------------------
Number of Shares                                  7)       Sole Voting
Beneficially Owned By Each                                 Power      1,030,667
Reporting Person With                             8)       Shared Voting
                                                           Power           0
                                                  9)       Sole Dispositive
                                                           Power      1,030,667
                                                  10)      Shared Dispositive
                                                           Power           0
------------------------------------------------- ------------------------------
------------------------------------------------- ------------------------------
11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person           1,030,667
------------------------------------------------- ------------------------------
------------------------------------------------- ------------------------------
12)      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares
------------------------------------------------- ------------------------------
------------------------------------------------- ------------------------------
13)      Percent of Class Represented
         by Amount in Row (11)                    26.3%
------------------------------------------------- ------------------------------
------------------------------------------------- ------------------------------
14)      Type of Reporting Person                 CO
------------------------------------------------- ------------------------------

------------------------------------------------- ------------------------------
1)       Name of Reporting Person                 Anasazi Partners,
                                                  Limited Partnership
         SS. Or I.R.S. Identification
         No. of Above Person                      04-3326588
------------------------------------------------- ------------------------------
------------------------------------------------- -----------------------------
2)       Check the Appropriate Box                (a)
         if a Member of a Group                   (b)
------------------------------------------------- ------------------------------
------------------------------------------------- ------------------------------
3)       SEC Use Only
------------------------------------------------- ------------------------------
------------------------------------------------- ------------------------------
4)       Source of Funds                          WC
------------------------------------------------- -----------------------------
------------------------------------------------- ------------------------------
5)       Check Box if Disclosure of
         Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)
------------------------------------------------- ------------------------------
------------------------------------------------- ------------------------------
6)       Citizenship or Place of Organization     Massachusetts
-------------------------------------------------
------------------------------------------------- ------------------------------
Number of Shares                                  7)       Sole Voting
Beneficially Owned By Each                                 Power      1,030,667
Reporting Person With                             8)       Shared Voting
                                                           Power           0
                                                  9)       Sole Dispositive
                                                           Power      1,030,667
                                                  10)      Shared Dispositive
                                                           Power           0
------------------------------------------------- -----------------------------
------------------------------------------------- -----------------------------
11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person           1,030,667
------------------------------------------------- -----------------------------
------------------------------------------------- -----------------------------
12)      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares
------------------------------------------------- -----------------------------
------------------------------------------------- -----------------------------
13)      Percent of Class Represented
         by Amount in Row (11)                    26.3%
------------------------------------------------- -----------------------------
------------------------------------------------- -----------------------------
14)      Type of Reporting Person                 PN
------------------------------------------------- -----------------------------

                  This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 3, 1998, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on April 3, 1998, and Amendment No. 2 thereto filed with the Securities and Exchange Commission on April 10, 1998, on behalf of Christopher
P. Baker, C.P. Baker & Company, Ltd., CP Baker LLC, Anasazi Partners, Limited Partnership, and C.P. Baker Venture Fund I, Limited Partnership. Capitalized terms used herein without definition shall have the respective meanings ascribed thereto in such Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  On December 10, 1998, Anasazi Partners used its working capital to make an open market purchase of 25,000 shares of Common Stock at $0.25 per share.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a-b) Mr. Baker may be deemed to be the beneficial owner with sole power to vote and dispose of a total of 3,051,037 shares of Common Stock (or 52.9% of the outstanding Common Stock as calculated in accordance with Rule 13d-3(d)), which includes the following: 153,500 shares of Common Stock of which Mr. Baker is the record holder; 1,227,642 shares of Common Stock that may be acquired upon the exercise of the Amended Warrants and the New Warrants owned by Mr. Baker; 10,000 shares of Common Stock of which Baker Ltd. is the record holder; 410,366 shares of Common Stock that may be acquired upon exercise of the Amended Warrants owned by Baker Ltd.; 218,862 shares of Common Stock that may be acquired upon exercise of the Amended Warrants owned by Venture Fund; 200,000 shares of Common Stock that may be acquired upon exercise of the New Warrants owned by Anasazi Partners; 666,667 shares of Common Stock that may be acquired upon exercise of the Consent Warrants owned by Anasazi Partners; and the 164,000 shares of Common Stock held of record by Anasazi Partners.

                  Anasazi Partners may be deemed to be the beneficial owner with sole power to vote and dispose of 1,030,667 shares of Common Stock (or 26.3% of the outstanding Common Stock as calculated in accordance with Rule 13d-3(d)). CP Baker LLC, the general partner of Anasazi Partners, may be deemed to be the beneficial owner with sole power to vote and dispose of the same securities. The 1,030,667 shares of Common Stock include 164,000 shares of Common Stock held of record by Anasazi Partners; 200,000 shares of Common Stock that may be acquired upon exercise of the New Warrants owned by Anasazi Partners; and 666,667 shares of Common Stock that may be acquired upon exercise of the Consent Warrants owned by Anasazi Partners.

                  Baker Ltd. may be deemed to be the beneficial owner with sole power to vote and dispose of 639,228 shares of Common Stock (or 17.4% of the outstanding Common Stock as calculated in accordance with Rule 13d-3(d)). These shares consist of 10,000 shares of Common Stock held of record by Baker Ltd., 410,366 shares of Common Stock that may be acquired upon exercise of the Amended Warrants owned by Baker Ltd, and the 218,862 shares of Common Stock that may be deemed to be beneficially owned by Venture Fund, of which Baker Ltd. is the general partner.

                  Thomas Marturano does not beneficially own any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit 1         Agreement among Christopher P. Baker, C.P.
                                    Baker & Company,  Ltd.,  CP Baker LLC,  C.P.
                                    Baker Venture Fund I, Limited Partnership and Anasazi Partners, Limited Partnership regarding the filing of Schedule 13D.

                                                 Signature

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated    December 11, 1998                     /s/ Christopher P. Baker
                                               CHRISTOPHER P. BAKER
`

                                                 Signature

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                          C.P. BAKER & COMPANY, LTD.

Dated    December 11, 1998               By:  /s/ Christopher P. Baker
                                            --------------------------
                                              Name:     Christopher P. Baker
                                              Title:    President

                                                 Signature

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                           CP BAKER LLC
Dated December 11, 1998                    By:  /s/Christopher P. Baker
                                              -------------------------
                                                Name:     Christopher P. Baker
                                                Title:    President

                                                 Signature

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                        ANASAZI PARTNERS, LIMITED PARTNERSHIP

                                        By:  CP BAKER LLC, its general partner


Dated December 11, 1998                 By:  /s/Christopher P. Baker
                                           -------------------------
                                             Name:     Christopher P. Baker
                                             Title:    President

                                                 Signature

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.




                                         CP BAKER VENTURE FUND I
                                             LIMITED PARTNERSHIP

                                         By:    C.P. BAKER & COMPANY, LTD.


Dated December 11, 1998                  By:  /s/Christopher P. Baker
                                            -------------------------
                                              Name:     Christopher P. Baker
                                              Title:    President

                                                   EXHIBIT INDEX

                  Exhibit 1         Agreement among Christopher P. Baker, C.P.
                                    Baker & Company,  Ltd.,  CP Baker LLC,  C.P.
                                    Baker Venture Fund I, Limited Partnership and Anasazi Partners, Limited Partnership regarding the filing of Schedule 13D.

                                                                    Exhibit 1

                                                     AGREEMENT


                  The undersigned each agree to the filing of a single Schedule 13D with respect to their respective ownership interests in Trans World Gaming Corp.



Dated December 11, 1998              /s/Christopher P. Baker
                                     CHRISTOPHER P. BAKER



                                     C.P. BAKER & COMPANY, LTD.
Dated December 11, 1998              By:  /s/Christopher P. Baker
                                          -----------------------
                                          Name:  Christopher P. Baker
                                          Title: President



                                     CP BAKER LLC
Dated December 11, 1998              By:  /s/Christopher P. Baker
                                        -------------------------
                                          Name:   Christopher P. Baker
                                          Title:  President

                                       ANASAZI PARTNERS, LIMITED PARTNERSHIP

                                       By:  C.P. BAKER LLC, its general partner


Dated December 11, 1998                     By: /s/Christopher P. Baker
                                               ------------------------
                                                Name:    Christopher P. Baker
                                                Title:   President

                 C.P. BAKER VENTURE FUND I, LIMITED PARTNERSHIP

                                 By:  C.P. BAKER & COMPANY, LTD.


                                 By: /s/Christopher P. Baker
                                      Name:  Christopher P. Baker
Dated December 11, 1998               Title:  President



--------
* Excludes 5,000 shares of Common Stock and a Warrant for 54,728 shares of Common Stock owned by Mr. Baker's spouse. Mr. Baker disclaims beneficial ownership of such securities.